Exhibit 99.1

Goldcorp Announces Third Quarter Operating and Financial Results

TSX: G NYSE: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, Oct. 30, 2014 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported adjusted quarterly revenues1 of $1.1 billion, generating adjusted net earnings1,2 of $70 million, or $0.09 per share, compared to adjusted net earnings of $190 million, or $0.23 per share, in the third quarter of 2013.  Adjusted operating cash flow1,3 was $399 million, compared to adjusted operating cash flow of $375 million in the third quarter of 2013.  The Company also announced the on-schedule commencement of gold production at the Éléonore mine in Quebec, including first gold poured on October 1, 2014.

The Company reported a net loss for the quarter of $(44) million, or $(0.05) per share compared to net earnings of $5 million, or $0.01 per share, in the third quarter of 2013.  Both reported earnings and adjusted earnings were negatively impacted by a $36 million, or $0.04 per share, non-cash reduction in the value of low-grade stockpiles at Peñasquito.

Third Quarter 2014 Highlights

•	Gold sales[1] of 641,400 ounces on gold production[1] of 651,700 ounces.
•	Adjusted revenues of $1.1 billion.
•	All-in sustaining costs of $1,066[1,4] per ounce.
•	Adjusted net earnings of $70 million, or $0.09 per share.
•	Adjusted operating cash flow of $399 million.
•	Dividends paid of $122 million.
•	Ramp–up at Cerro Negro in Argentina and Éléonore in Quebec progressing on schedule.

"The continued ramp-up of new mines Cerro Negro and Éléonore, coupled with stable performance at our existing mines position us for a strong finish to 2014," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "We expect to meet our 2014 production guidance, but the lower-than-expected production at El Sauzal due to pit wall instability and the second-quarter stoppage at Los Filos will cause gold production to be at the low end of our previously guided range of between 2.95 million and 3.1 million ounces.  With respect to cost guidance, the success of our Operating for Excellence programs has exceeded our expectations, with over $185 million of additional savings already realized through the first nine months of 2014 versus our previous target of $100 million for the year.  This performance is expected to help drive all-in sustaining costs toward the low end of our guided range of between $950 and $1,000 per ounce for the year.  With new project capital spending beginning to wind down, Goldcorp remains well-positioned for sustained growth in free cash flow in 2015 and beyond."

Financial Review

Third quarter gold production increased over last year's third quarter despite the loss of gold production from the divestiture of Marigold earlier in the year and lower production from El Sauzal as a result of the suspension of operations due to pit wall instability.  Gold sales in the third quarter were 641,400 ounces on production of 651,700 ounces compared to sales of 652,100 ounces on production of 637,100 ounces in the third quarter of 2013. Silver production totaled 7.8 million ounces compared to 7.7 million ounces in the prior year's third quarter.  All-in sustaining costs were $1,066 per ounce of gold in the third quarter of 2014 compared to $995 per ounce in the third quarter of 2013.  The all-in sustaining costs for the third quarter of 2014 include a $41 million, or $64 per ounce, reduction in carrying value of the low-grade stockpile at Peñasquito due to improvements to the mine plan that defers processing of low-grade stockpiles to the end of the mine life and also recognizing lower anticipated recoveries from those stockpiles.  Excluding the impact of the reduction in carrying value, Goldcorp's all-in sustaining costs would be $1,002 per ounce in the third quarter of 2014.

Adjusted revenues of $1.1 billion were comparable to the third quarter of 2013.  Reported net loss in the quarter was $(44) million, or $(0.05) per share, compared to net earnings of $5 million, or $0.01 per share, in the third quarter of 2013. Adjusted net earnings in the third quarter totaled $70 million, or $0.09 per share, compared to $190 million, or $0.23 per share, in the third quarter of 2013.  Adjusted net earnings in the third quarter of 2014 primarily exclude the unrealized losses from the foreign exchange translation of deferred income tax assets and liabilities in the amount of $85 million, or $0.10 per share, unrealized losses on derivatives in the amount of $14 million, or $0.02 per share, and the impairment against the carrying amount of El Sauzal as a result of accelerating closure activities due to previously-reported pit wall instability in the amount of $13 million, or $0.02 per share.  Adjusted net earnings include the impact of non-cash stock-based compensation expenses which amounted to approximately $19 million or $0.02 per share for the quarter.  The reduction in carrying value of Peñasquito's low-grade stockpile inventory had an approximate impact of $0.04 per share.  Adjusted operating cash flow was $399 million, or $0.49 per share, compared to $375 million, or $0.46 per share in last year's third quarter.

Mexico

At Peñasquito, gold production totaled 129,500 ounces in the quarter at an all-in sustaining cost of $1,142 per ounce.  Production decreased compared to the prior quarter as a result of lower grades and recoveries due to the supplementing of fresh ore feed with ore from stockpiles.   All-in sustaining costs increased over the prior quarter due to lower gold production, higher sustaining capital and higher operating costs attributable to the $41 million, or $288 per ounce impact of the reduction in carrying value of the long-term inventory stockpile.

Construction is well underway at the Northern Well Field ("NWF") project with completion expected mid-2015.  Contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational.    Also at Peñasquito, pre-feasibility studies for the concentrate enrichment process project and the pyrite leach project are advancing and are expected to be completed in late 2014 and early 2015, respectively.  Both of these projects have the potential to significantly enhance the overall economics and mine life of Peñasquito.

The exploration program at Peñasquito continues to focus on defining the copper-gold sulphide-rich skarn deposit located below and adjacent to the diatreme ore body. Current exploration activities include drilling to establish the vertical and horizontal size and extent of the skarn deposit.

The Mineral Resource estimate for the Peñasquito Mine contained in the Technical Report entitled "Peñasquito Polymetalic Operation, Zacatecas State Mexico, NI 43-101 Technical Report" dated January 8, 2014 has been corrected because it did not include an updated increase in Mineral Resources. Refer to page 49 of the third quarter 2014 Management Discussion and Analysis ("MD&A") for the corrected Mineral Resource estimation for the Peñasquito mine as of December 31, 2013.

Gold production at Los Filos was 64,100 ounces in the third quarter at an all-in sustaining cost of $808 per ounce.  Production increased over the prior quarter as mining activity resumed following the second-quarter suspension of mining.  The exploration program continues to focus on in-fill drilling and converting the inferred mineral resources into reserves at El Bermejal north and the underground mine.

At El Sauzal, gold production totaled 6,100 ounces in the third quarter.  Mining was suspended on September 2, 2014 due to pit wall instability and minimal gold production is expected for the remainder of the year. The Company has elected to accelerate the closure of El Sauzal beginning in the fourth quarter of 2014.  Remediation activities required for the closure of the El Sauzal mine continued during the third quarter of 2014 with a focus on over-burden dumps, re-vegetation and tailings re-grading.

Canada

At Éléonore in Quebec, the Company was pleased to report first gold was poured on October 1, 2014. Mining of ore took place in three stopes during the quarter, with the ore stockpile on surface increasing to 244,000 tonnes at the end of the third quarter. Commercial production remains on track for the first quarter of 2015.  Exploration drilling continued to successfully infill the lower portions of the mine.

At Red Lake in Ontario, gold production in the third quarter was 99,600 ounces at an all-in sustaining cost of $955 per ounce.   Increased production over the prior quarter was a result of increased grade and tonnes from the High Grade Zone following the completion of planned de-stress activities that contributed to increased stope availability. During the quarter, strong exploration results from surface drilling continued to be received at HG Young, an exciting new target 1.5 kilometers northwest of the Campbell Complex.  Rehabilitation is focused on the 14 Level at the Campbell Complex which will provide access at HG Young for exploration diamond drilling from underground in 2015.

At Porcupine in Ontario, gold production in the third quarter was 74,300 ounces, at an all-in sustaining cost of $946 per ounce.   Production increased as a result of higher tonnage and higher grades.  Higher tonnage was the result of the completion of the #1 Winze rehabilitation early in the quarter, and the increasing grades were a result of the higher grade ore from the Hollinger Open Pit displacing the processing of the lower grade stockpile material.  Over-burden and pre-stripping activities continued at the Hollinger project with approximately 1.2 million tonnes placed on the Environmental Control Berm.  The Environmental Control Berm is targeted for completion in the first quarter of 2015.  Once completed, mining operations will commence 24 hours a day.

Central America

At the Pueblo Viejo joint venture in the Dominican Republic, Goldcorp's share of third quarter gold production increased to 112,200 ounces, with silver production of 354,800 ounces.  Gold production increased over the prior quarter due to higher grades.  Silver production was lower due to lower recoveries resulting from the down time of two lime boil tanks due to scaling issues during the quarter.  Stripping activities continued to increase during the quarter and are expected to continue for the remainder of 2014 and into 2015.  All-in sustaining costs at Pueblo Viejo decreased for the sixth consecutive quarter to $559 per ounce.

South America

Cerro Negro in Argentina continued to ramp-up following first gold production on July 25, 2014, with commercial production expected in the fourth quarter of 2014.  Gold and silver production for the quarter totaled 19,000 ounces and 233,700 ounces, respectively. Production mining continues at Eureka, while production mining at Mariana Central is expected to commence in the first quarter of 2015. Cerro Negro continues to operate on diesel power generation with permanent power from the national grid now expected by the end of the fourth quarter of 2014.  The initial capital guidance range has been narrowed to between $1.65 and $1.70 billion.

Growth Projects

At the Cochenour project at Red Lake, the haulage drift connecting the Bruce Channel deposit to the Red Lake complex is now complete.    The project remains on track to produce first ore from production stopes in the third quarter of 2015. Exploration drilling in the deeper portions of the deposit continued to yield positive results with eight drill rigs in operation.

At the Camino Rojo project near Peñasquito, the Company intends to commence a pre-feasibility study before the end of 2014, with completion expected in early 2016.  Drilling continued during the third quarter of 2014 to enhance and expand the resource. Metallurgical testing of the sulphide, transition, and oxide zones continues, with waste rock drainage studies for waste material in process.

2014 Guidance Outlook

The Company today reconfirmed 2014 production guidance of between 2.95 and 3.1 million gold ounces. In light of the pit wall instability at El Sauzal and the suspension of activities at Los Filos in the second quarter, the Company expects gold production guidance to be at the low end of the range of between 2.95 million and 3.1 million ounces.   The Company expects all-in sustaining costs at the low end of its guidance range of between $950 and $1,000 per gold ounce.  Capital spending guidance remains unchanged at between $2.3 billion and $2.4 billion for 2014.

About Goldcorp

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in stable jurisdictions in the Americas and remains 100% unhedged.

This release should be read in conjunction with Goldcorp's third quarter 2014 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

A conference call will be held on October 30, 2014 at 10:00 a.m. (PDT) to discuss the third quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until November 30, 2014 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US.  Pass code: 5331726.  A live and archived audio webcast will also be available at www.goldcorp.com.

(1)	The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. Attributable performance measures include the Company's mining operations, including its discontinued operation, and projects, and the Company's share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company's operating and economic performance, and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to note 10 of the Q3 2014 Financial Statements for a reconciliation of adjusted revenues to reported revenues.

(2)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 of the Q3 2014 MD&A for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)	Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprises Goldcorp's share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 44 of the Q3 2014 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(4)	For 2013, the Company adopted an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 41 of the Q3 2014 MD&A for a reconciliation of all-in sustaining costs.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended
		September 30
Goldcorp's share (1)		2014	2013
Revenues		$1,088	$1,160
Gold produced (ounces)		651,700	637,100
Gold sold (ounces)		641,400	652,100
Copper produced (thousands of pounds)		16,800	21,400
Copper sold (thousands of pounds)		18,600	21,800
Silver produced (ounces)		7,815,800	7,744,600
Silver sold (ounces)		8,454,400	8,025,700
Lead produced (thousands of pounds)		37,000	41,000
Lead sold (thousands of pounds)		41,400	40,800
Zinc produced (thousands of pounds)		81,000	76,300
Zinc sold (thousands of pounds)		85,400	66,800
Average realized gold price (per ounce)		$1,266	$1,339
Average London spot gold price (per ounce)		$1,282	$1,327
Average realized copper price (per pound)		$2.98	$3.40
Average London spot copper price (per pound)		$3.17	$3.21
Average realized silver price (per ounce)		$15.71	$18.71
Average London spot silver price (per ounce)		$19.75	$21.36
Average realized lead price (per pound)		$0.98	$0.95
Average London spot lead price (per pound)		$0.99	$0.95
Average realized zinc price (per pound)		$1.07	$0.85
Average London spot zinc price (per pound)		$1.05	$0.84
Total cash costs – by-product (per gold ounce)		$597	$551
Total cash costs – co-product (per gold ounce)		$682	$706
All-in sustaining costs (per gold ounce)		$1,066	$995

Production Data:
Red Lake mines:	Tonnes of ore milled	164,400	204,200
	Average mill head grade (grams per tonne)	20.80	15.11
	Gold ounces produced	99,600	97,000
	Total cash costs – by-product (per ounce)	$533	$640
	All-in sustaining costs (per ounce)	$955	$986
Porcupine mines:	Tonnes of ore milled	1,123,600	1,123,600
	Average mill head grade (grams per tonne)	2.22	2.26
	Gold ounces produced	74,300	76,000
	Total cash costs – by-product (per ounce)	$663	$637
	All-in sustaining costs (per ounce)	$946	$921
Musselwhite mine:	Tonnes of ore milled	263,600	364,500
	Average mill head grade (grams per tonne)	7.67	5.37
	Gold ounces produced	62,500	59,800
	Total cash costs – by-product (per ounce)	$654	$768
	All-in sustaining costs (per ounce)	$897	$1,114
Peñasquito mines:	Tonnes of ore mined	8,709,700	19,818,000
	Tonnes of waste removed	38,173,700	24,968,400
	Tonnes of ore milled	10,446,900	10,115,100
	Average head grade (grams per tonne) – gold	0.59	0.50
	Average head grade (grams per tonne) – silver	23.21	24.08
	Average head grade (%) – lead	0.23	0.27
	Average head grade (%) – zinc	0.52	0.55
	Gold ounces produced	129,500	113,900
	Silver ounces produced	5,569,300	5,892,600
	Lead (thousands of pounds) produced	37,000	41,000
	Zinc (thousands of pounds) produced	81,000	76,300
	Total cash costs – by-product (per ounce)	$579	$403
	Total cash costs – co-product (per ounce)	$819	$843
	All-in sustaining costs (per ounce)	$1,142	$830
Los Filos mine:	Tonnes of ore mined	5,727,700	6,805,300
	Tonnes of waste removed	10,910,200	11,626,000
	Tonnes of ore processed	5,722,600	6,753,400
	Average grade processed (grams per tonne)	0.73	0.67
	Gold ounces produced	64,100	73,400
	Total cash costs – by-product (per ounce)	$623	$640
	All-in sustaining costs (per ounce)	$808	$891
El Sauzal mine:	Tonnes of ore mined	163,100	587,300
	Tonnes of waste removed	2,584,000	3,121,900
	Tonnes of ore milled	169,700	504,500
	Average mill head grade (grams per tonne)	1.20	1.40
	Gold ounces produced	6,100	21,400
	Total cash costs – by-product (per ounce)	$2,004	$751
	All-in sustaining costs (per ounce)	$2,198	$831
Marlin mine:	Tonnes of ore milled	485,000	497,800
	Average mill head grade (grams per tonne) – gold	2.98	3.24
	Average mill head grade (grams per tonne) – silver	113	118
	Gold ounces produced	45,400	49,400
	Silver ounces produced	1,658,000	1,715,000
	Total cash costs – by-product (per ounce)	$478	$259
	Total cash costs – co-product (per ounce)	$716	$603
	All-in sustaining costs (per ounce)	$985	$635
Wharf mine:	Tonnes of ore mined	1,105,600	166,800
	Tonnes of ore processed	1,082,900	996,900
	Average grade processed (grams per tonne)	0.73	0.63
	Gold ounces produced	16,200	16,700
	Total cash costs – by-product (per ounce)	$845	$980
	All-in sustaining costs (per ounce)	$1,028	$1,204
Alumbrera mine (2):	Tonnes of ore mined	884,500	2,420,700
	Tonnes of waste removed	3,466,500	4,847,400
	Tonnes of ore milled	2,964,100	3,304,300
	Average mill head grade (grams per tonne) – gold	0.34	0.37
	Average mill head grade (%) – copper	0.32	0.37
	Gold ounces produced	22,800	28,900
	Copper (thousands of pounds) produced	16,800	21,400
	Total cash costs – by-product (per ounce)	$819	$(281)
	Total cash costs – co-product (per ounce)	$1,006	$777
	All-in sustaining costs (per gold ounce)	$1,404	$307
Pueblo Viejo mine (3):	Tonnes of ore mined	1,599,700	672,200
	Tonnes of waste removed	2,002,900	186,900
	Tonnes of ore processed	655,600	407,200
	Average grade (grams per tonne) – gold	5.72	6.23
	Average grade (grams per tonne) – silver	33.9	48.9
	Gold ounces produced	112,200	75,400
	Silver ounces produced	354,800	137,000
	Total cash costs – by-product (per ounce)	$438	$553
	Total cash costs – co-product (per ounce)	$481	$576
	All-in sustaining costs (per gold ounce)	$559	$690

Financial Data (including discontinued operation):
Cash flows from operating activities		$192	$274
Net (loss) earnings attributable to shareholders of Goldcorp Inc.		$(44)	$5
Net (loss) earnings per share – basic		$(0.05)	$0.01
Adjusted net earnings per share – basic		$0.09	$0.23
Weighted average shares outstanding (000's)		813,572	812,160

(1)	Includes non-GAAP performance measures on an attributable (or Goldcorp's share) basis. See footnote (2) on page 2 of the Q3 2014 MD&A.
(2)	Shown at Goldcorp's interest – 37.5%
(3)	Shown at Goldcorp's interest – 40.0%
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Revenues	$859	$895	$2,663	$2,717
Mine operating costs
Production costs	(530)	(509)	(1,536)	(1,509)
Depreciation and depletion	(192)	(158)	(541)	(463)
	(722)	(667)	(2,077)	(1,972)
Earnings from mine operations	137	228	586	745
Exploration and evaluation costs	(12)	(9)	(29)	(34)
Share of net earnings (loss) of associates	15	(155)	131	(101)
Impairment of mining interests and goodwill	(19)	-	(19)	(2,558)
Corporate administration	(63)	(66)	(188)	(189)
Earnings (loss) from operations and associates	58	(2)	481	(2,137)
Gains (losses) on securities, net	5	(3)	9	(15)
(Losses) gains on derivatives, net	(14)	8	(6)	79
Gain on disposition of mining interest, net	-	-	18	-
Finance costs	(15)	(12)	(42)	(40)
Other income (expenses)	5	(2)	(21)	-
Earnings (loss) from continuing operations before taxes	39	(11)	439	(2,113)
Income tax (expense) recovery	(83)	11	(187)	473
Net (loss) earnings from continuing operations	(44)	-	252	(1,640)
Net earnings (loss) from discontinued operation	-	5	(15)	20
Net (loss) earnings	$(44)	$5	$237	$(1,620)
Net (loss) earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.	$(44)	$-	$250	$(1,640)
Non-controlling interest	-	-	2	-
	$(44)	$-	$252	$(1,640)
Net (loss) earnings attributable to:
Shareholders of Goldcorp Inc.	$(44)	$5	$235	$(1,620)
Non-controlling interest	-	-	2	-
	$(44)	$5	$237	$(1,620)
Net (loss) earnings per share from continuing operations
Basic	$(0.05)	$-	$0.31	$(2.02)
Diluted	(0.05)	(0.01)	0.30	(2.03)
Net (loss) earnings per share
Basic	$(0.05)	$0.01	$0.29	$(2.00)
Diluted	(0.05)	-	0.28	(2.01)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In millions of United States dollars – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Net (loss) earnings	$(44)	$5	$237	$(1,620)
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net (loss) earnings:
Mark-to-market (losses) gains on available-for-sale securities	(10)	14	12	(52)
Reclassification adjustment for impairment losses included in net (loss) earnings	1	2	2	15
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings	(5)	-	(10)	(1)
	(14)	16	4	(38)
Items that will not be reclassified to net (loss) earnings:
Remeasurements on defined benefit pension plans	3	(4)	(1)	(4)
Total other comprehensive (loss) income, net of tax	(11)	12	3	(42)
Total comprehensive (loss) income	$(55)	$17	$240	$(1,662)
Total comprehensive (loss) income attributable to:
Shareholders of Goldcorp Inc.	$(55)	$17	$238	$(1,662)
Non-controlling interests	-	-	2	-
	$(55)	$17	$240	$(1,662)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
		2014	2013	2014	2013
Operating Activities
Net (loss) earnings from continuing operations		$(44)	$-	$252	$(1,640)
Adjustments for:
Dividends from associate		38	27	105	71
Reclamation expenditures		(11)	(4)	(22)	(12)
Items not affecting cash:
Impairment of stockpiled ore		41	-	41	-
Depreciation and depletion		192	158	541	463
Share of net (earnings) loss of associates		(15)	155	(131)	101
Impairment of mining interests and goodwill		19	-	19	2,558
Share-based compensation expense		19	24	59	64
(Gains) losses on securities, net		(5)	3	(9)	15
Unrealized losses (gains) on derivatives, net		14	(4)	2	(66)
Gain on disposition of mining interest, net		-	-	(18)	-
Revision of estimates and accretion of reclamation and closure cost obligations		6	5	35	15
Deferred income tax recovery (expense)		117	28	55	(549)
Other		10	10	21	33
Change in working capital		(189)	(134)	(212)	(442)
Net cash provided by operating activities of continuing operations		192	268	738	611
Net cash provided by operating activities of discontinued operation		-	6	2	37
Investing Activities
Expenditures on mining interests		(450)	(483)	(1,413)	(1,437)
Deposits on mining interest expenditures		(50)	(44)	(105)	(163)
Proceeds from disposition of mining interest, net		-	-	193	-
Interest paid		(40)	(14)	(68)	(23)
Purchases of money market investments and available-for-sale securities		(71)	(17)	(120)	(615)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net		59	490	84	603
Other		-	1	-	-
Net cash used in investing activities of continuing operations		(552)	(67)	(1,429)	(1,635)
Net cash (used in) provided by investing activities of discontinued operation		-	(14)	208	(48)
Financing Activities
Debt borrowings, net of transaction costs		1,000	-	3,313	1,481
Debt repayments		(1,313)	-	(2,638)	-
Dividends paid to shareholders		(122)	(122)	(366)	(365)
Common shares issued, net of issuance costs		1	3	4	3
Other		(50)	-	(81)	131
Net cash (used in) provided by financing activities of continuing operations		484	(119)	232	1,250
Effect of exchange rate changes on cash and cash equivalents		-	(1)	-	-
(Decrease) increase in cash and cash equivalents		(844)	73	(249)	215
Cash and cash equivalents, beginning of the period		1,220	899	625	757
Cash and cash equivalents, end of the period		$376	$972	$376	$972
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	At September 30 2014	At December 31 2013
Assets
Current assets
Cash and cash equivalents	$376	$625
Money market investments	52	-
Accounts receivable	449	469
Inventories and stockpiled ore	857	727
Note receivable	-	5
Income taxes receivable	152	182
Assets held for sale	-	227
Other	182	139
	2,068	2,374
Mining interests
Owned by subsidiaries	24,014	22,928
Investments in associates	2,064	2,210
	26,078	25,138
Goodwill	1,454	1,454
Investments in securities	65	77
Note receivable	-	23
Deposits on mining interest expenditures	29	71
Deferred income taxes	23	19
Heap leach and stockpiled ore	185	141
Other	316	267
Total assets	$30,218	$29,564
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$878	$856
Income taxes payable	28	6
Debt	550	832
Derivative liabilities	46	57
Liabilities relating to assets held for sale	-	44
Other	162	238
	1,664	2,033
Deferred income taxes	5,624	5,594
Debt	2,472	1,482
Provisions	602	517
Income taxes payable	71	55
Other	99	125
Total liabilities	10,532	9,806
Equity
Shareholders' equity
Common shares, stock options and restricted share units	17,245	17,191
Accumulated other comprehensive income	4	1
Retained earnings	2,222	2,353
	19,471	19,545
Non-controlling interest	215	213
Total equity	19,686	19,758
Total liabilities and equity	$30,218	$29,564

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 08:00e 30-OCT-14